U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                               Fleming, Robert C.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                          Prism Venture Partners I, LP
                             100 Lowder Brook Drive
                                   Suite 2500
--------------------------------------------------------------------------------
                                    (Street)

                               Westwood, MA 02090
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                February 1, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Telaxis Communications Corporation         TLXS
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                             3,020*                      D**
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified
Stock Option             1/16/00    1/16/08         Common Stock           5             $1.00          D**
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified
Stock Option             (1)        5/12/09         Common Stock           8             $1.00          D**
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  4/15/99    7/30/07         Common Stock           75            $1.00          D**
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  7/16/99    7/30/07         Common Stock           75            $1.00          D**
====================================================================================================================================

Explanation of Responses:

* Reflects the automatic 2 for 1 conversion of preferred stock into common stock upon the closing of the initial public offering.

** As 31.05% owner of Prism Venture Partners LLC, which is the General Partner and 81.45% owner of Prism Investment Partners LP, which is the General Partner and 1% owner of Prism Venture Partners I, LP. Once certain conditions are met, including the receipt of distributions totaling all invested capital to the Limited Partners of Prism Venture Partners I, LP, Prism Investment Partners LP is entitled to receive 20% of the gains of Prism Venture Partners I, LP.


(1)  This option vests as to 4 shares on May 12, 2000 and May 12, 2001.


          /s/Robert C. Fleming                                   2/1/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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